October 17, 2024

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corporation
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bitech Technologies Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 3, 2024
           File No. 333-280668
Dear Benjamin Tran:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19,
2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Prospectus Summary, page 2

1. We note your disclosures responding to prior comment 5 and reissue the comment in part. Please add a footnote to the tables on pages 3-4 and 31-32 to describe the main components comprising the estimated cost of project. Additionally, given the significant development fees and estimated project costs totaling $3.2 billion for the
       BESS Projects and $2.1 billion for the Solar Projects, expand your disclosure to discuss realistically how many and which of these projects you believe you can develop, construct and obtain funding to do so, how you intend to obtain funding, and what you will do with the projects not developed or constructed due to lack of funding or other reasons.
 October 17, 2024
Page 2


Our governing documents designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be in, page 18

2. We note your response to prior comment 13. We note that your forum selection clause
       provides that for certain litigation, including any    derivative
action,    the sole and
       exclusive forum shall be a state court with appropriate jurisdiction, or if a state court does not have jurisdiction, then a federal court located within the State of
       Delaware. Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities
       Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
       Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Capitalization, page 28
Dilution, page 29

3. For both Capitalization page 28 and Dilution page 29, revise your descriptions of the number of common shares outstanding after this offering to add the number of
          common shares issuable in this offering   and...to the underwriter
, as the current
       disclosures only describe the shares issuable upon exercise of the Pre-Funded
       Warrants.

       Revise the disclosure on page 8 to correctly describe what the number of shares outstanding after this offering will include and exclude, consistent with disclosures on pages 28 and 29 after the above revisions.

       Taking into consideration total shares outstanding and issuable after the offering and any planned reverse stock split, tell us whether such total will exceed your current one billion common shares authorized, and if yes how you plan to address the authorized share shortfall.

       With regard to the line item labeled    Increase in pro forma as
adjusted net tangible
       book value       on page 29, delete    as adjusted    to be consistent
with the preceding
       line item labeling, or explain where and how the    as adjusted
measure is used.
 October 17, 2024
Page 3
Financial Statements For Fiscal Year ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page F-2

4. Given the changes to Note 5, please ask your auditor Fortune CPA Inc. to assess the need to either update or dual date the audit report, and provide new audit report and audit consent as applicable in your next filing amendment.

Financial Statements for Six Months ended June 30, 2024, page F-15

5.     Please file an amendment to your Form 10-Q for the quarter ended June
30, 2024,
       incorporating all revisions in your registration statement applicable to Form 10-Q, as raised in prior comment 10.

General

6. You state on page 32 and elsewhere that, pursuant to the BESS Development Project
       MIPA, the Company will take all commercially reasonable steps necessary to uplist the Company to the NASDAQ stock exchange. You also state on page 47 that the base salaries for your executive officers will begin upon listing to NASDAQ. Please revise your registration statement to clarify whether these terms are intended to be satisfied by a NASDAQ listing in connection with this offering specifically.

       Please contact Sondra Snyder at 202-551-3332 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.